[LOGO OMITTED]   Koor Industries Ltd.


FORTISSIMO CAPITAL ACQUIRES 39% OF TELRAD NETWORKS FROM KOOR INDUSTRIES LTD. PROCEEDS WILL BE INJECTED INTO TELRAD.

ROSH HA'AYIN, Israel - September 28, 2004 - Koor Industries Ltd. (NYSE: KOR), ("Koor"), a leading Israeli investment holding company, announced today that it has signed an agreement to sell 39% of its holdings in its wholly owned subsidiary, Telrad Networks ("Telrad", the "Company") for $21 million to Fortissimo Capital ("Fortissimo"), a private equity fund investing in public and private technology companies. The transaction is expected to close in two stages, with a first closing in the fourth quarter of 2004, and a second closing in the first half of 2005. Closing is subject to certain third party approvals. Following the transaction, Koor will extend a $21 million note to Telrad. As part of the transaction Koor will indemnify Telrad, as is customary in such transactions, against certain events that might occur during the next few years. Certain of these indemnifications have been limited to the amount of the note. Koor believes that the transaction itself should not have a material effect on Koor's financial results.

Following the transaction, Telrad's Board of Directors will be comprised of 7 Directors - 3 nominated by Koor Industries, 3 nominated by Fortissimo Capital, and one director jointly nominated by both parties. Yuval Cohen, founder and Managing Partner of Fortissimo will assume the chairmanship of the Board of Directors of Telrad.

As a result of the decline in Telrad's revenues, and its expected loss in the third quarter, Telrad's management is considering an impairment in its deferred tax assets. This impairment charge, together with the expected operating loss for the quarter, will result in Telrad recording a loss of approximately $14 million in the third quarter of 2004.

Jonathan Kolber, Chief Executive Officer of Koor Industries and Chairman of Telrad said: "We are excited that Fortissimo Capital, under Yuval Cohen's leadership, has chosen to make its flagship investment in Telrad Networks. Yuval and his team are highly respected in the industry and we look forward to working together to help build Telrad into a leading telecom solutions provider". Mr. Kolber added: "I am certain that the significant new investment in Telrad will provide numerous new opportunities for the company to undertake additional R&D projects and seek acquisitions. The chemistry between the Koor and Fortissimo teams is excellent and we have encouraged Fortissimo to achieve joint control of Telrad, together with Koor. We are enthusiastically looking forward to a comprehensive partnership".

Yuval Cohen, Founder and Managing Partner, Fortissimo Capital stated: "Telrad has tremendous domain knowledge and expertise with carrier-grade telecommunication equipment and it can serve as an excellent platform upon which to build a leading telecommunication equipment provider through organic and inorganic growth. We are delighted to join forces with Koor as we work together to enhance the value of the company."

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.
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About Fortissimo Capital
Fortissimo Capital is a private equity fund investing in public and private technology companies at inflection points, contributing expertise with the substantial experience of its principals and its network of resources. Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds.

About Telrad Networks
Telrad Networks is a provider of cutting-edge telecommunications solutions compliant with the highest standards in a wide range of areas. For the past 25 years the company has developed products for Nortel Networks and other leading telecom equipment manufacturers. Telrad Networks also markets and sells telecom solutions products to emerging markets.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries -
Tel. +9723 9008 310
Fiona Darmon - Director of Corporate Communications, Koor Industries - Tel. +9723 9008 417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.